UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2006.
OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of l934
For the transition period from                      to
Commission File Number 001-14039
A.	Full title of plan and the address of the plan, if different from that of the issuer named below:
CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS & PROTECTION PLAN
B.	Name of the issuer of the securities held pursuant to the plan and the address of its executive office:
CALLON PETROLEUM COMPANY
200 NORTH CANAL STREET
NATCHEZ, MISSISSIPPI 39120

The Callon Petroleum Company Employee Savings and Protection Plan (the “Callon Petroleum Company Employee Savings and Protection Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended “ERISA”). Attached hereto are the financial statements of the Callon Petroleum Company Employee Savings and Protection Plan for the fiscal year ended December 31, 2006 prepared in accordance with the financial reporting requirements of ERISA.
CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND
PROTECTION PLAN
Employer I.D. Number 94-0744280
Plan Number 002
December 31, 2006 and 2005 and
Year Ended December 31, 2006

Note: Supplemental schedules required by the Employee Retirement Income Security Act of 1974 not included herein are deemed not applicable to Callon Petroleum Company Employee Savings and Protection Plan.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
To Participants and
Plan Administrators of the
Callon Petroleum Company
Employee Savings and Protection Plan
We have audited the accompanying statements of net assets available for benefits of the Callon Petroleum Company Employee Savings and Protection Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Callon Petroleum Company Employee Savings and Protection Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.
Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jackson, Mississippi
June 27, 2007

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND PROTECTION PLAN
Statements of Net Assets Available for Benefits
December 31, 2006 and 2005

	2006	2005
ASSETS
Investments
Participant directed
Pooled separate accounts	$12,941,331	$11,656,593
Participant loans	781,787	685,238
Cash value of life insurance	—	101,077
Employer securities	2,602,797	2,941,601

Total investments	16,325,915	15,384,509

Employer contribution receivable	34,949	40,250

Total assets	$16,360,864	$15,424,759

Net assets available for benefits	$16,360,864	$15,424,759

See accompanying notes.

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND PROTECTION PLAN
Statement of Changes in Net Assets
Available for Benefits
Year Ended December 31, 2006

Additions to net assets attributed to
Investment income
Net appreciation in fair value of investments	$327,517
Interest	24,201
Dividends	252,829
Increase in cash surrender value of life insurance	1,539

Total investment income	606,086

Contributions
Employer – cash	480,199
Employer – noncash	166,651
Employee	648,741

Total contributions	1,295,591

Total additions	1,901,677

Deductions from net assets attributed to
Benefits paid to participants	962,837
Administrative and other expenses	2,735

Total deductions	965,572

Net increase	936,105
Net assets available for plan benefits
Beginning of year	15,424,759

End of year	$16,360,864

See accompanying notes.

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND PROTECTION PLAN
December 31, 2006 and 2005 and
Year Ended December 31, 2006
NOTES TO FINANCIAL STATEMENTS
Note 1. Description of the Plan
The following description of the Callon Petroleum Company Employee Savings and Protection Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
General
Employees of Callon Petroleum Company (the “Company”) become eligible to participate in the Plan on the first eligibility date of their employment and attainment of age twenty-one. Eligibility dates are the first day of each month. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Contributions
Participating employees may make salary deferrals up to the maximum allowable by the Internal Revenue Service. For the year ended December 31, 2006, the Company contributed a 2.5 percent non-matching contribution in cash and a 2.5 percent non-matching contribution in the form of Callon Petroleum Company common stock for each employee’s eligible compensation. The Company also made a matching contribution at the rate of .625 percent in cash for every 1 percent that was deferred by the participant, limited to a maximum matching contribution by the Company of 5 percent in cash.
Participant Accounts
Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and earnings thereon and an allocation of the Company’s non-matching contribution, and Plan earnings. Allocations are based on participant compensation or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Investment Options
Participants direct contributions, including employer cash matching contributions, into any of the investment options offered by ING. Participants may change their investment options at any time.
Vesting
Participants are immediately vested in their voluntary contributions plus actual earnings thereon and in the Company’s contributions and earnings thereon.

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND PROTECTION PLAN
December 31, 2006 and 2005 and
Year Ended December 31, 2006
NOTES TO FINANCIAL STATEMENTS
Note 1. Continued
Participant Loans
Loans are available to participants on a reasonably equivalent basis, at a minimum amount of $1,000 and bearing interest at a reasonable rate. Participants have up to 5 years to repay the loan unless it is for a principal residence, in which case the repayment period is 30 years. Each loan is secured by the borrowing participant’s vested account balance; however, additional collateral may also be required. For the year ended December 31, 2006, the Plan allows participants to borrow up to seven loans at a time, which consist of five regular loans and two residential loans. The maximum of any new loans, when added to the outstanding balance of all other loans from the Plan, will be limited to the lesser of (a) $50,000 reduced by the excess, if any, of the participant’s highest outstanding balance of loans from the Plan during the one-year period ending on the day before the date of the new loan over the participant’s current outstanding balance of loans as of the date of the new loan, or (b) one-half of the participant’s vested interest in the Plan.
Payment of Benefits
Upon termination of service, a participant may elect to (a) receive a lump sum equal to the value of the participant’s vested interest in his or her account, or (b) receive installments over a period not to exceed the employee’s and beneficiary’s assumed life expectancy.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.
Note 2. Summary of Significant Accounting Principles
Basis of Presentation
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND PROTECTION PLAN
December 31, 2006 and 2005 and
Year Ended December 31, 2006
NOTES TO FINANCIAL STATEMENTS
Note 2. Continued
Investment Valuation and Income Recognition
All Plan investments as of December 31, 2006 and 2005 are held by ING, the Plan custodian. Investments in pooled separate accounts are reported at the value reported to the Plan by ING, which approximates fair value. Investments in Callon Petroleum Company common stock is reported at quoted market values. Participant’s loans are valued at their outstanding principal balances, which approximate fair value.
Investment security transactions are accounted for on the date the securities are purchased or sold (trade date). Interest income is recorded as it is earned. Dividends are recorded on the ex-dividend date.
Payment of Benefits
Benefits are recorded when paid.
Administrative Expenses
The Company absorbs substantially all administrative expenses of the Plan.
Note 3. Investments
The following table presents the fair value of the Plan’s investments that represent 5 percent or more of the Plan’s net assets at December 31, 2006 and 2005.

	2006	2005
Pooled separate accounts
ING Fixed Account	$6,734,740	$6,272,256
Fidelity VIP Growth Portfolio	773,387	740,323

Employer securities
Callon Petroleum Company Stock	2,602,797	2,941,601

Participant loans	781,787	685,238

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND PROTECTION PLAN
December 31, 2006 and 2005 and
Year Ended December 31, 2006
NOTES TO FINANCIAL STATEMENTS
Note 3. Continued
The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated $327,517 during the year ended December 31, 2006 as follows:

Pooled separate accounts	$712,567

Employer securities
Callon Petroleum Company stock	(385,050)

Net appreciation (depreciation) in fair value of investments	$327,517

Note 4. Tax Status of Plan
The trust established under the Plan to hold the Plan’s assets is qualified pursuant to the appropriate section of the Internal Revenue Code, and, accordingly, the trust’s net investment income is exempt from income taxes. The Plan has obtained a favorable tax determination letter from the Internal Revenue Service. Although the Plan has been amended since receiving the determination letter, the Plan’s Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.
Note 5. Related-Party Transactions
The investment in pooled separate accounts is managed by ING. ING is the custodian of the Plan assets as defined by the Plan and, therefore, transactions in these investments, as well as investments in employer securities and participant loans, qualify as party-in-interest transactions. Fees paid by the Company for the investment management services amounted to $30,472 for the year ended December 31, 2006.
Note 6. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND PROTECTION PLAN
December 31, 2006 and 2005 and
Year Ended December 31, 2006
NOTES TO FINANCIAL STATEMENTS
Note 7. Reconciliation of Financial Statements to Form 5500
The financial information included in the Plan’s Form 5500 is reported on the cash basis of accounting. Therefore, the following reconciliation is included to reconcile the net assets available for benefits and the net decrease in net assets available for benefits per the financial statements to the Form 5500.
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2006	2005
Net assets available for benefits per the financial Statements	$16,360,864	$15,424,759

Employer contribution receivable	(34,949)	(40,250)

Net assets available for benefits per the Form 5500	$16,325,915	$15,384,509

The following is a reconciliation of net increase in net assets available for benefits per the financial statements to the Form 5500:

Year Ended
December 31,
2006
Net increase in net assets available for benefits per the financial statements	$936,105

Less current year employer contribution receivable	(34,949)

Plus prior year employer contribution receivable	40,250

Net increase in net assets available for benefits per the Form 5500	$941,406

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND PROTECTION PLAN
Employer I.D. Number 94-0744280
Plan Number 002
Schedule H, line 4i
Schedule of Assets (Held at End of Year)
December 31, 2006

	(c) Description of Investment,
	Including Maturity Date, Rate of		(e)
(b) Identity of Issue,Borrower,	Interest, Collateral, Par or	(d)	Current
Lessor or Similar Party	Maturity Date	Cost	Value
Pooled accounts
* ING	Separate Account, ING Fixed Account		$$6,734,740

* ING	Separate Account, ING VP Money Market Portfolio – 10,912.745 units		124,733

* ING	Separate Account, ING GNMA Income Fund – 3,367.050 units		40,716

* ING	Separate Account, ING PIMCO Total Return Portfolio – 3,536.603 units		43,766

* ING	Separate Account, Pioneer High Yield Fund – 11,300.744 units		178,218

* ING	Separate Account, ING Van Kempen Equity & Income – 8,612.747 units		117,698

* ING	Separate Account, ING VP Strategic Allocation Balanced Portfolio – 4,747.479 units		57,782

* ING	Separate Account, ING VP Strategic Allocation Income Portfolio – 1,732.657 units		21,776

* ING	Separate Account, Oppenheimer Capital Income Fund – 29,919.334 units		441,056

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND PROTECTION PLAN
Employer I.D. Number 94-0744280
Plan Number 002
Schedule H, line 4i
Schedule of Assets (Held at End of Year)
December 31, 2006

	(c) Description of Investment,
(b) Identity of Issue,	Including Maturity Date, Rate of		(e)
Borrower,	Interest, Collateral, Par or	(d)	Current
Lessor or Similar Party	Maturity Date	Cost	Value
Pooled accounts (continued)
* ING	Separate Account, Alliance Bernstein Growth and Income Portfolio – 42,084.690 units		$$579,200

* ING	Separate Account, ING Van Kempen Comstock Portfolio – 19,645.043 units		296,604

* ING	Separate Account, ING VP Index Plus LargeCap Portfolio – 30,130.830 units		297,899

* ING	Separate Account, Fidelity VIP Growth Portfolio – 106,568.788 units		773,387

* ING	Separate Account, Fidelity VIP II Contrafund – 30,573.788 units		424,031

* ING	Separate Account, ING T. Rowe Price Growth Equity Portfolio – 13,667.901 units		140,765

* ING	Separate Account, Ariel Appreciation Fund – 2,028.845 units		28,135

* ING	Separate Account, Ariel Fund – 17,642.742 units		366,777

* ING	Separate Account, Baron Growth Fund – 17,724.083 units		338,826

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND PROTECTION PLAN
Employer I.D. Number 94-0744280
Plan Number 002
Schedule H, line 4i
Schedule of Assets (Held at End of Year)
December 31, 2006

	(c) Description of Investment,
(b) Identity of Issue,	Including Maturity Date, Rate of		(e)
Borrower,	Interest, Collateral, Par or	(d)	Current
Lessor or Similar Party	Maturity Date	Cost	Value
Pooled accounts (continued)
* ING	Separate Account, Fidelity Advisor Mid Cap Fund – 9,210.513 units		$$132,135

* ING	Separate Account, Franklin Balance Sheet Investment Fund – 5,856.762 units		125,985

* ING	Separate Account, Franklin Small-Mid Cap Growth Fund – 23,450.883 units		185,632

* ING	Separate Account, ING American Century Small Cap Value Portfolio – 8,718.960 units		144,553

* ING	Separate Account, ING VP Index Plus SmallCap Portfolio – 4,080.472 units		73,650

* ING	Separate Account, Lord Abbett Mid-Cap Value Fund – 8,210.776 units		145,832

* ING	Separate Account, Prudential Jennison Equity Opportunity Fund – 4,746.166 units		67,832

* ING	Separate Account, ING VP International Value Portfolio – 20,354.558 units		353,330

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND PROTECTION PLAN
Employer I.D. Number 94-0744280
Plan Number 002
Schedule H, line 4i
Schedule of Assets (Held at End of Year)
December 31, 2006

	(c) Description of Investment,
(b) Identity of Issue,	Including Maturity Date, Rate of		(e)
Borrower,	Interest, Collateral, Par or	(d)	Current
Lessor or Similar Party	Maturity Date	Cost	Value
Pooled accounts (continued)
* ING	Separate Account, ING Oppenheimer Global Portfolio – 19,953.865 units		$$334,575

* ING	Separate Account, Templeton Foreign Fund – 9,947.954 units		174,206

* ING	Separate Account, Templeton Growth Fund – 10,451.412 units		197,492

Total pooled accounts			12,941,331

* Participant loans	4.75 percent interest rate, maturity of up to 5 years, with residential loans maturing in 30 years		781,787

* Callon Petroleum Company	173,173.453 shares		2,602,797

			$$16,325,915

*	Party-in-interest

(d)	Cost information is omitted due to transactions being participant or beneficiary directed under an individual account plan.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

CALLON PETROLEUM COMPANY
(Registrant)

Date: June 27, 2007	By:	/s/ Fred L. Callon
Fred L. Callon
President and Chief Executive Officer
(on behalf of the registrant and as the principal financial officer)

EXHIBIT INDEX

Exhibit Index	Description

23.1	Consent of Horne llp, independent registered public accounting firm